

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 7, 2015

<u>Via E-Mail</u>
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted September 30, 2015**
> **CIK No. 1300938**

Dear Mr. O'Dowd:

We reviewed the above-captioned submission and have following comment.

<u>General</u>

1. Disclosure on the outside front cover page that your common stock is listed on the OTC Pink Tier and that you intend to list your shares on the OTCQB is inconsistent with disclosure there and elsewhere that your shares are listed on the OTCQB. Please reconcile the disclosures throughout the registration statement to make clear that your shares are listed on the OTCQB under the symbol "ABCE" or otherwise advise us of the basis for your disclosure.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have questions regarding comments and related matters.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

<u>Via E-mail</u>
Brian P. Simon, Esq.